Boustead Securities, LLC

6 Venture, Suite 265

Irvine, CA 92618 USA

February 15, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	China Xiangtai Food Co., Ltd. (the “Company”)

Post Effective Amendment No. 1 to Registration Statement on Form F-1

File No.: 333-226990

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Boustead Securities, LLC, as the underwriter (the “Underwriter”) of the offering pursuant to the above-captioned Post Effective Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”), hereby joins the Company in requesting that the effective date for the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on February 15, 2019, or as soon thereafter as possible, pursuant to Rule 430A.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We are aware of our obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

BOUSTEAD SECURITIES, LLC

/s/ Keith Moore
Name: Keith Moore
Title: Chief Executive Officer